SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of October 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:  'Board Changes'




07.00 Monday 17th October 2005

Prudential plc announces the appointment of Nick Prettejohn to succeed Mark Wood as Chief Executive of UK Insurance Operations

The Board of Prudential plc ("Prudential") announces the appointment of Nick Prettejohn as Chief Executive of its UK Insurance Operations. Mark Wood will be leaving the company at the end of January after more than four years in the job. As is normal he will be leaving the Board with immediate effect.

Nick Prettejohn, aged 45, who has announced his resignation as Chief Executive at Lloyd's of London, will join the Prudential Board on 1st January 2005.

Nick joined Lloyd's in 1995 and was appointed Chief Executive in 1999. While at Lloyd's, Nick oversaw a programme of significant change to the strategy, supervision, processes and accounting system of the market, as well as leading Lloyd's response to the attacks of 9/11 and the Society's debut on the international capital markets last year.

Prior to Lloyd's, Nick was a partner at management consultants Bain and Co and a director at private equity company Apax Partners. He is a member of the Financial Services Practitioner Panel.

Mark Tucker, Group Chief Executive of Prudential, said:

"Nick's background and experience mean that he is well suited to lead our UK Insurance Operations to the next stage in their development. He is widely respected in the industry and across the financial community. He has broad and relevant experience of the financial services market and has a track record of implementing strategic change successfully and will bring a fresh, external perspective to the business. I look forward to working with him at this exciting time for the UK and the Group.

"At the same time, I would like to extend the Board's thanks to Mark Wood for his significant contribution over the last four years. Mark has overseen a period of huge transformation for the UK business, where we have improved efficiency, broadened our product range and forged strong relationships in distribution. The business is in good health and we are delivering strong growth for the benefit of our shareholders. We wish him well for the future."

Nick Prettejohn said:

"I am delighted to be joining Prudential at this exciting time in the Group's development. There is huge potential for the business in the UK, and I look forward to working with the Board and the management team to deliver strong, profitable growth."

Mark Wood said:

"Leading Prudential's UK operations during such a dramatic period of change has been an immense and rewarding challenge. I would like to thank the excellent team that has worked with me over the past four, exciting years. I wish Nick the best of luck as he takes over the reins as I prepare for new challenges."


Enquiries:


Media                                         Investors / analysts

Jon Bunn                    020 7548 3559     James Matthews       020 7548 3561
William Baldwin-Charles     020 7548 3719     Marina Novis         020 7548 3511
Joanne Davidson             020 7548 3708

Notes to Editors


Biography:


Nick Prettejohn, 45, joined the Corporation of Lloyd's in 1995 as Head of Strategy. He played a key role in the Reconstruction and Renewal (R&R) process, which reorganised Lloyd's after the losses of the late 1980s and early 1990s.


Following the successful completion of R&R in 1996, Nick became Managing Director of Lloyd's Business Development Unit and in 1998 he also assumed responsibility for Lloyd's North America business unit. He was appointed Chief Executive of Lloyd's in July 1999.


Prior to joining Lloyd's, he was responsible for Corporate Strategy at National Freight Corporation plc, a major international logistics company.


Nick began his business career in 1982 as a research associate with management consultants Bain and Company, becoming a manager in 1986 and partner in 1988. Between 1991 and 1994, he was a director of Apax Partners, a private equity fund. In 2004 Nick became an Honorary Fellow of the Chartered Insurance Institute.


Nick was educated at Taunton School, Somerset, and Balliol College, Oxford, where he gained a first-class degree in philosophy, politics and economics. He was president of the Oxford Union Society in 1980.


In November 2004 Nick was appointed a member of the Financial Services Practitioner Panel and in 2005 he was appointed a member of the Board of Trustees of the Royal Opera House.


Married in 1997 with two daughters, Nick's interests include opera (he is Chairman of English Pocket Opera Company) and several sports, particularly golf and horse racing.


*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP187 billion in assets under management, (as at 31 December 2004). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 17 October 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn
                                              Director of Public Relations